FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.     Name and Address of Company

Tournigan Gold Corporation (the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3
Telephone: 604.683.8320

Item 2.     Date of Material Change

July 4, 2007

Item 3.     News Release

The news release was disseminated through the services of Filing Services Canada on July 5, 2007.

Item 4.     Summary of Material Change

Stock option grant to an officer of the Company.

Item 5.     Full Description of Material Change

The Company announced the grant of 150,000 stock options at an exercise price of $3.76 to an officer of the Company. The options will expire July 4, 2012.

Item 6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.     Omitted Information

Not Applicable.

Item 8.     Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.     Date of Report

Dated at Vancouver, B.C., this 6th day of July, 2007.